STATEMENT OF INVESTMENTS

Dreyfus New York Tax Exempt Bond Fund, Inc.

August 31, 2007 (Unaudited)

Long-Term Municipal Investments--96.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--92.0%				
Albany Industrial Development Agency, LR (New York Assembly Building Project)	7.75	1/1/10	430,000	449,148
Battery Park City Authority, Revenue	5.25	11/1/18	10,000,000	10,662,500
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home and Affiliates Life Care Community, Inc. Project)	6.00	2/1/28	1,500,000	1,502,745
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC)	5.00	2/15/47	15,000,000	15,191,400
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/39	5,750,000	5,730,047
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,339,400
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	17,494,400
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	5/1/18	25,105,000	26,661,761
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	9/1/25	28,765,000	29,766,022
Metropolitan Transportation Authority, Commuter Facilities Revenue (Insured; FGIC)	6.00	7/1/08	9,000,000 [a]	9,175,590
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	8,750,000	9,145,850
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA)	5.50	7/1/24	10,000,000	10,639,200
Metropolitan Transportation Authority, Transportation Revenue (Insured; FGIC)	4.75	11/15/37	10,000,000	9,880,700
Monroe Tobacco Asset Securitization Corporation, Tobacco Settlement				

Asset-Backed Bonds	6.63	6/1/10	500,000 [a]	543,460
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	12,750,000	12,881,197
New York City	5.80	8/1/11	190,000	190,302
New York City	5.50	6/1/13	875,000 [a]	954,669
New York City	5.00	11/1/19	10,000,000	10,417,800
New York City	5.00	8/1/22	10,000,000	10,359,800
New York City	5.50	6/1/23	125,000	131,878
New York City	5.25	8/15/25	7,475,000	7,790,595
New York City	5.25	8/15/26	8,750,000	9,114,175
New York City (Insured; AMBAC)	5.75	8/1/12	1,570,000 [a]	1,718,224
New York City (Insured; AMBAC)	5.75	8/1/16	3,430,000	3,729,508
New York City (Insured; MBIA)	5.25	5/15/18	11,000,000	11,767,690
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project)	5.00	7/1/27	1,000,000	1,024,640
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.00	12/1/28	5,075,000	4,545,170
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/26	5,000,000	5,175,000
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	5.00	3/1/31	28,715,000	29,500,355
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; MBIA)	5.00	3/1/36	10,000,000	10,221,800
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	12,500,000	14,482,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.50	6/15/10	13,000,000 [a]	13,757,900
New York City Municipal Water Finance Authority, Water and Sewer System Second General				

Resolution Revenue	5.00	6/15/39	10,000,000	10,081,800
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/27	10,000,000	10,351,300
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 [a]	5,245,350
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 [a]	1,053,750
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	2/1/16	8,040,000	8,636,005
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000	10,396,900
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 [b]	7,649,460
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 [a]	5,268,750
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 [a]	732,037
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	336,502
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	14,400,000	15,062,256
New York State Dormitory Authority, Consolidated Revenue (City University System) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,020,874
New York State Dormitory Authority, Consolidated Third General Resolution Revenue (City University System) (Insured; FSA)	5.50	7/1/09	10,000,000 [a]	10,424,600
New York State Dormitory Authority, Insured Revenue (Barnard College) (Insured; FGIC)	5.00	7/1/37	11,000,000	11,287,320
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	33,625,000	38,641,850
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 [a]	10,683,400

New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus, Inc.) (Insured; FHA)	6.10	2/1/37	8,300,000	8,478,865
New York State Dormitory Authority, Revenue	5.88	5/15/11	19,900,000 c,d	21,340,462
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	16,530,000	17,559,323
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,380,152
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/21	10,000,000	10,535,700
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	10,750,419
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	10,000,000	10,342,100
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA)	5.75	7/1/20	3,000,000	3,411,090
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA)	0.00	7/1/28	18,335,000	6,783,767
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,503,931
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,642,484
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	4,000,000	4,035,200
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,200,000	3,202,944
New York State Dormitory Authority, Revenue (New York University Hospitals Center)	5.00	7/1/22	10,000,000	9,599,500
New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA)	5.50	11/1/13	2,625,000	2,857,286

New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	18,505,000	18,693,566
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA)	5.38	10/1/22	31,000,000	32,942,150
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	100,000	107,239
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,180,000	1,270,022
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,480,000	1,613,555
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	11,010,000	11,825,180
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 [a]	2,128,480
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	5,000,000	5,646,200
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	100,000	107,684
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	12,900,000 [c,d]	13,891,365
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.25	5/15/15	6,825,000	7,374,276
New York State Dormitory Authority, Revenue (Vassar College)	5.00	7/1/46	10,000,000	10,094,500
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	1,001,650
New York State Dormitory Authority, State Personal				

Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 a	8,661,413
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 a	532,615
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/31	30,000,000	30,845,100
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/32	11,340,000	11,655,932
New York State Energy Research and Development Authority, PCR (Central Hudson Gas and Electric Corporation Project) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,320,940
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects)	5.25	6/15/20	13,745,000	14,538,361
New York State Housing Finance Agency, Health Facilities Revenue	6.00	5/1/08	10,000,000	10,092,000
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	2,760,000 c,d	2,816,980
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	160,000	163,336
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	190,000	193,863
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	4,810,000 c,d	4,907,787
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	4,070,000	4,086,646
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	9,120,000	9,269,568
New York State Power Authority, Revenue and General Purpose	5.00	11/15/19	17,210,000	18,039,350
New York State Power Authority, Revenue and General Purpose	5.00	11/15/21	10,500,000	10,799,460
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/21	10,000,000	10,504,800
New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue	5.50	7/1/08	960,000 a	974,592
New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue	5.50	7/1/16	9,040,000	9,142,875
New York State Urban Development Corporation, State Facilities Revenue (Insured; MBIA)	5.70	4/1/20	20,000,000	22,357,400

New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/22	7,520,000	7,819,446
New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	8,175,000	8,509,194
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	2,500,000	2,565,000
Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project)	9.00	10/1/07	1,200,000	1,205,148
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	4,467,612
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	17,221,650
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,123,420
Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	10,000,000	10,174,800
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	6,000,000	6,718,500
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/14	10,000,000	11,323,800
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC)	5.00	10/15/29	23,495,000	24,195,621
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/18	30,000,000	32,322,000
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/19	5,000,000	5,387,000
Tobacco Settlement Financing				

Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/20	10,000,000	10,612,700
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) (Insured; FHA)	6.20	2/1/37	6,000,000	6,129,660
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/12	10,000,000 [a]	10,753,400
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 [a]	8,243,775
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	10,000,000	10,603,300
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 [a]	11,814,813
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	10,000,000	10,202,800
Triborough Bridge and Tunnel Authority, General Revenue	5.00	11/15/32	5,000,000	5,134,450
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	15,030,603
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/08	1,800,000 [a]	1,865,448
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.13	6/1/08	1,000,000 [a]	1,037,280
U.S. Related--4.8%				
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	500,000	525,275
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	9,600,000 [c,d]	10,085,328
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	3,000,000	3,424,800
Puerto Rico Highways and Transportation Authority, Highway Revenue	0.00	7/1/27	22,625,000	8,160,838
Puerto Rico Highways and Transportation Authority, Transportation Revenue	5.50	7/1/24	5,500,000	5,970,635

Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	2,000,000 [c,d]	2,040,770
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	5,000,000	5,246,950
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.50	7/1/27	5,000,000	5,626,400
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue	0.00	8/1/56	25,000,000	1,793,000
University of Puerto Rico, University System Revenue	5.00	6/1/30	14,525,000	14,549,402
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	1,000,000	1,076,610
Total Long-Term Municipal Investments (cost $1,156,230,891)				**1,177,800,616**

Short-Term Municipal Investments--4.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
Nassau County Industrial Development Agency, Civic Facility Revenue, Refunding (Cold Spring Harbor Laboratory Project) (Liquidity Facility; JPMorgan Chase Bank)	3.96	9/1/07	5,625,000 [e]	5,625,000
New York City, GO Notes (LOC; Bank of America)	3.92	9/1/07	1,350,000 [e]	1,350,000
New York City, GO Notes (LOC; California Public Employees Retirement System)	3.92	9/1/07	1,800,000 [e]	1,800,000
New York City, GO Notes (LOC; California State Teachers Retirement System)	3.92	9/1/07	1,375,000 [e]	1,375,000
New York City, GO Notes (LOC; State Street Bank and Trust Co.)	3.92	9/1/07	3,700,000 [e]	3,700,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC)	3.85	9/1/07	1,400,000 [e]	1,400,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; Dexia Credit Locale)	3.84	9/1/07	7,200,000 [e]	7,200,000
New York City Municipal Water Finance Authority, Water and				

Sewer System Second General Resolution Revenue (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.92	9/1/07	18,800,000 e	18,800,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Bank of Nova Scotia)	3.90	9/1/07	4,000,000 e	4,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Bayerische Landesbank)	3.96	9/1/07	4,855,000 e	4,855,000
Rensselaer Industrial Development Agency, Senior Housing Revenue (Brunswick Senior Housing Project) (LOC; FHLB)	3.90	9/1/07	3,390,000 e	3,390,000
Total Short-Term Municipal Investments (cost $53,495,000)				**53,495,000**
Total Investments (cost $1,209,725,891)			**101.2%**	**1,231,295,616**
Liabilities, Less Cash and Receivables			**(1.2%)**	**(14,295,686)**
Net Assets			**100.0%**	**1,216,999,930**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $55,082,692 or 4.5% of net assets.

d   Collateral for floating rate borrowings.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue

FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance